Exhibit 99.1

November 1, 2022

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We have read Form 6-K dated November 1, 2022 of Golden Sun Education Group Ltd. (“Registrant”) and are in agreement with the statements contained therein as it pertains to our firm; we are not in a position to agree or disagree with other statements of Registrant contained therein.

Very truly yours,

/s/ Friedman LLP
New York, New York